UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Itamar Medical Ltd.

File No. 001-38775 - CF#36759

Itamar Medical Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on December 31, 2018, as amended.

Based on representations by Itamar Medical Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.8	through February 12, 2024
Exhibit 4.9	through February 12, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary